UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,
Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreements
On August 26, 2025, mF International Limited (the “Company”) entered into an unsecured term loan agreement with Fire Lucky Investment Co., Ltd. (the “Loan Agreement”), the controlling shareholder of the Company (“Fire Lucky”), pursuant to which Fire Lucky agreed to lend the Company $1,000,000 (the “Loan”). The Loan bears interest at the rate of 5% per annum, payable upon maturity of the Loan, matures on December 25, 2025, and is prepayable without penalty upon at least ten business days’ written notice to Fire Lucky.
As a related party transaction, the Loan was approved by the Company’s audit committee and its board of directors on August 25, 2025.
The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the full text of such agreement, which is furnished as an exhibit to this report on Form 6-K as Exhibit 99.1.
Exhibit Index

Exhibit No.	Description
99.1	Loan Agreement dated August 26, 2025 by and between the Company and Fire Lucky

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: August 29, 2025	By:	/s/ Haoyu Wang
	Name:	Haoyu Wang
	Title:	Chief Executive Officer and Executive Director

3

4907-3650-5187, v. 3